

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Mr. Rogerio Vivaldi Coelho
Chief Executive Officer
Minerva Neurosciences, Inc.
245 First Street
Suite 1800
Cambridge, MA 02142

> **Re: Minerva Neurosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 9, 2014**
> **File No. 333-195169**

Dear Mr. Coelho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Contractual Arrangements, page 74</u>

1. We note your response to our prior comment 12 and your revisions on pages 115-117 of the revised registration statement. As you have done on pages 115-117, please describe in this section the duration of your MIN-101 and MIN-117 license agreements. In this regard, we note that your revised disclosure on pages 76 and 115-117 provides that the duration of the MIN-101 and MIN-117 licenses is conditioned on your continuing obligation to pay royalties. Similarly, we note that the MIN-202 license agreement shall remain in effect until you have no more payment obligations to Janssen under the agreement. Accordingly, please revise your disclosure here and on pages 115-117 to specify when these payment obligations expire under the terms of the respective agreements.

2. We note that you amended your license agreements for MIN-101 and MIN-117 in January 2014 and that the amended agreements provide that in the event you sell the rights to the licenses, the licensor will be entitled to a percentage of royalties received by you in the "low double digits." Please revise your disclosure to more narrowly specify the royalty percentage by providing a range within a ten percent range (e.g. "single digits," "teens," twenties," etc…).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        David W. Pollak, Esq.
        Morgan Lewis & Bockius LLP